                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                       Amendment No. 1 to
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934


                   Enserch Exploration, Inc.
                        (Name of Issuer)


                 Common Stock, $1.00 Par Value
                 (Title of Class of Securities)


                          29356V 10 0
                         (CUSIP Number)


                        J. W. Pinkerton
                 Vice President and Controller
                      ENSERCH Corporation
                     300 S. St. Paul Street
                      Dallas, Texas  75201
                         (214) 651-8700
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         August 5, 1997
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box: _____


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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 2 of 7 Pages


Item 1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

               ENSERCH Corporation
               IRS Identification No. 75-0399066

Item 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)       (b)  X
                                           -----     -----
Item 3.   SEC USE ONLY


Item 4.   SOURCE OF FUNDS*

               00

Item 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 3(e)

                                           -----

Item 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

Item 7.   SOLE VOTING POWER

               -0-

Item 8.   SHARED VOTING POWER

               -0-

Item 9.   SOLE DISPOSITIVE POWER

               -0-

Item 10.  SHARED DISPOSITIVE POWER

               -0-

Item 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               -0-

Item 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

                                           -----

Item 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

Item 14.  TYPE OF REPORTING PERSON*

               CO

             *See Instructions Before Filling Out!
      Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.

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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 3 of 7 Pages


Item 1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

               ENS Holdings Limited Partnership
               IRS Identification No. 75-6469511

Item 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)       (b)  X
                                           -----     -----
Item 3.   SEC USE ONLY


Item 4.   SOURCE OF FUNDS*

               00

Item 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 3(e)

                                           -----

Item 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

Item 7.   SOLE VOTING POWER

               -0-

Item 8.   SHARED VOTING POWER

               -0-

Item 9.   SOLE DISPOSITIVE POWER

               -0-

Item 10.  SHARED DISPOSITIVE POWER

               -0-

Item 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               -0-

Item 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

                                           -----

Item 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

Item 14.  TYPE OF REPORTING PERSON*

               CO

             *See Instructions Before Filling Out!
      Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.

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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 4 of 7 Pages


Item 1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

               Enserch Exploration Holdings, Inc.
               IRS Identification No. 75-2015938

Item 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                        (a)       (b)  X
                                           -----     -----
Item 3.   SEC USE ONLY


Item 4.   SOURCE OF FUNDS*

               00

Item 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 3(e)

                                           -----

Item 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

Item 7.   SOLE VOTING POWER

               -0-

Item 8.   SHARED VOTING POWER

               -0-

Item 9.   SOLE DISPOSITIVE POWER

               -0-

Item 10.  SHARED DISPOSITIVE POWER

               -0-

Item 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               -0-

Item 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

                                           -----

Item 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

Item 14.  TYPE OF REPORTING PERSON*

               CO

             *See Instructions Before Filling Out!
      Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.



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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 5 of 7 Pages


                  SCHEDULE 13D - AMENDMENT NO. 1

     The undersigned hereby amends the Schedule 13D filing on December 30, 1994 (the "Schedule 13D") made jointly by (i) ENSERCH Corporation, a Texas corporation ("EC"), (ii) ENS Holdings Limited Partnership, a Texas limited partnership, as trustee (the "Trustee") of the ENS Holdings Trust, a Texas trust (the "Trust") of which EC was the beneficiary (ENS Holdings I, Inc., a Texas corporation, was the general partner (the "Trustee GP") of the Trustee and was a wholly owned subsidiary of EC, and the sole limited partner of the Trustee was ENS Holdings II, Inc., a Texas corporation which was a wholly owned subsidiary of
EC), and (iii) Enserch Exploration Holdings, Inc., a Delaware corporation ("EEI") formerly named Enserch Exploration, Inc. which was a wholly owned subsidiary of EC, pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), with regard to the Common Stock of Enserch Exploration, Inc. (the "Company") by supplementing Item 5 of the Schedule 13D as set forth below (terms defined in the Schedule 13D are used herein with the same meaning):

     Item 5.   Interest in Securities of the Issuer.

     The merger ("Preliminary Merger") of the Company with and into Lone Star Energy Plant Operations, Inc. ("LSEPO"), a wholly owned subsidiary of EC, was consummated on August 5, 1997, pursuant to the Agreement and Plan of Merger dated as of September 10, 1996 among LSEPO, the Company and EC attached as an exhibit to the Proxy Statement/Prospectus dated October 9, 1996 listed as an exhibit hereto. In the Preliminary Merger, LSEPO changed its name to Enserch Exploration, Inc. ("New EEX"). Under the Plan of Merger for the Preliminary Merger, (a) the outstanding shares of Common Stock of the Company (including the 105,015,328 shares owned by


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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 6 of 7 Pages

EC) were converted into shares of Common Stock, par value $.01, of New EEX ("New EEX Common Stock") on a one-for-one basis and
(b) the shares of LSEPO were converted into 691,631 shares of New
EEX Common Stock, all of which were issued to EC.

     Immediately following the Preliminary Merger, EC distributed to its shareholders of record at the close of business on August 4, 1996, its entire ownership interest in New EEX, then consisting of 105,706,959 shares of New EEX Common Stock. In the distribution, each EC shareholder received 1.4995056 shares of New EEX common stock for each one share of EC common stock held. No fractional shares were issued and fractional share interests are being paid in cash. As a result of and following the distribution, EC no longer owns any shares of New EEX Common Stock.

     Prior to the Preliminary Merger, the Trust was terminated and EEI was merged into EC, which resulted in EC at the time of the Preliminary Merger being the record as well as the beneficial owner of the shares of the Company previously reported as owned by the Trustee and EEI.

     Item 7.   Material to be Filed as Exhibits.

     1. Proxy Statement of the Company/Prospectus of LSEPO dated October 2, 1996 (filed as part of LSEPO's registration statement on Form S-4 (no. 333-13241) under the Securities Act of
1933 and incorporated herein by this reference).

     2.   Form 8-K Current Report of the Company dated August 6,
1997 (filed by the Company under the 1934 Act and incorporated herein by this reference).




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                           SCHEDULE 13D

CUSIP No. 29356V 10 0                           Page 6 of 7 Pages


                            SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D Statement is true, complete and correct.

                                   ENSERCH Corporation



Dated:  August 20, 1997            By:  /s/ J. W. Pinkerton
                                        -------------------------
                                        J. W. Pinkerton
                                        Vice President